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SEC FILE NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Jump Execution, LLC

TYPE OF REGISTRANT (check all applicable boxes):
■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

600 West Chicago Ave Suite 600
(No. and Street)

Chicago	IL	60654
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Colleen Hickey		
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PricewaterhouseCoopers LLP
(Name – if individual, state last, first, and middle name)

1 North Wacker Drive	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

10/20/2003	238
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Colleen Hickey, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Jump Execution, LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



OFFICIAL SEAL
ALEXANDRA GRACE NEWSOME
Notary Public, State of Illinois
Commission No. 1004116
My Commission Expires February 06, 2029

Signature: 

Title: Chief Financial Officer


Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

JUMP EXECUTION, LLC

FINANCIAL STATEMENT

Including Report of Independent Registered Public Accounting Firm

As of December 31, 2024

JUMP EXECUTION, LLC

TABLE OF CONTENTS



Report of Independent Registered Public Accounting Firm

To the Board of Managers and Member of Jump Execution, LLC

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of Jump Execution, LLC (the “Company”) as of December 31, 2024, including the related notes (collectively referred to as the “financial statement”). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

March 3, 2025

We have served as the Company's auditor since 2022.

PricewaterhouseCoopers LLP, One North Wacker, Chicago, IL 60606
T:(312) 298 2000 , F:(312) 298 2001, www.pwc.com/us

JUMP EXECUTION, LLC

STATEMENT OF FINANCIAL CONDITION
As of December 31, 2024
(Expressed in U.S. dollars in thousands unless otherwise stated)

ASSETS		
Cash and cash equivalents	$	8,428
Securities owned, at fair value		19,698
Due from broker-dealers		39,066
Rebates receivable from exchanges		123
Other assets		48
TOTAL ASSETS	**$**	**67,363**
LIABILITIES		
Accounts payable and accrued expenses	$	3,310
Securities sold, not yet purchased, at fair value		14,741
Due to related parties		6,427
TOTAL LIABILITIES		**24,478**
MEMBER'S EQUITY		**42,885**
TOTAL LIABILITIES AND MEMBER'S EQUITY	**$**	**67,363**

The accompanying notes are an integral part of this financial statement

NOTE 1 Nature of Operations

Jump Execution, LLC (the "Company") is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of various exchanges. The Company is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company engages in trading activities primarily in equity securities and exchange-traded futures. The Company is an equity market maker on certain exchanges and accepts equity orders for execution from other broker-dealers off-exchange. All equity market making activities are proprietary and done for the benefit or loss of the member and no customer accounts are maintained. The Company clears its trading activity through clearing relationships with other broker-dealers. During the year ended December 31, 2024, the Company also provided agency execution in foreign exchange ("FX").

The Company is organized as a limited liability company under the Limited Liability Company Act of the State of Delaware. As a limited liability company, the member's liability is limited to the extent of its direct equity investment.

Jump Trading Holdings, LLC ("Jump Holdings") owns 100% of the Class A shares of the Company. Jump Holdings also owns Jump Trading, LLC ("Jump Trading"), Jump Trading Futures, LLC ("Jump Futures"), Jump Trading International, Ltd. ("Jump International"), Jump Trading Global, Ltd. ("Jump Global"), Jump Trading Europe B.V. ("Jump Europe"), JTP Holdings Pte Ltd. ("JTP Holdings"), Jump Trading Cayman, Ltd. ("Jump Cayman"), Jump Trading Credit, Ltd. ("Jump Credit"), and a few other smaller subsidiaries. JTP Holdings is the holding company of Jump Trading Pacific Pte Ltd. ("Jump Pacific"), Jump Trading Financial India Private Limited ("Jump India"), Jump Operations Australia Pty Ltd. ("Jump Australia"), and Yue Shen Investment Advisory Services (Shanghai) Co. Ltd. ("Yue Shen"). Jump Financial, LLC ("Jump Financial") is the parent company of Jump Holdings. Jump Financial owns 100% of Jump Operations, LLC ("Jump Operations") and Jump Systems, LLC ("Jump Systems").

NOTE 2 Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Estimates, by their nature, are based on judgment and available information. Actual results could differ from those estimates.

Securities and Derivatives Transactions

Proprietary securities and derivatives transactions in regular way trades are recorded on the trade date. Fair values of securities are recorded in Securities owned, at fair value or Securities sold, not yet purchased, at fair value. Fair values of exchange traded futures are recorded in the Statement of Financial Condition within Due from broker-dealers.

Amounts receivable and payable for securities and derivatives transactions that have not reached their contractual settlement date are recorded on the Statement of Financial Condition within Due from broker-dealers. The amounts are presented net, by counterparty, when the Company has legal right of offset.

(Expressed in U.S. dollars in thousands unless otherwise stated)

Rebates receivable from exchanges

As of December 31, 2024, the rebates receivable from exchanges balance consisted primarily of liquidity rebates due from exchanges.

Foreign Currency Transactions

Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash, money market funds, and deposits with maturities of three months or less at the date of acquisition. Cash balances at each institution are insured by the Federal Deposit Insurance Corporation up to $250. The Company has cash balances in excess of $250 with a financial institution as of December 31, 2024. The Company did not have any cash equivalents or restricted cash balances as of December 31, 2024.

Securities Sold, Not Yet Purchased, at Fair Value

The Company has sold securities that it does not currently own and therefore may be obligated to purchase such securities at a future date. The Company has recorded these obligations of $14,741 in Securities sold, not yet purchased, at fair value on the Statement of Financial Condition as of December 31, 2024. There is risk the Company may settle these obligations at amounts that may differ materially from amounts recorded and the risk is unlimited.

Derivative Financial Instruments

Derivative financial instruments used for trading purposes are carried at fair value. The Company may enter into derivatives for economic hedging purposes. Fair value for exchange traded derivatives, principally futures are based on quoted market prices.

Other Assets

As of December 31, 2024, the other assets balance consisted of dividends receivable and prepaid expenses for services to be received in the future which are amortized on a straight-line basis over the service period.

Accounts Payable and Accrued Expenses

As of December 31, 2024, the accounts payable and accrued expenses balance consisted primarily of exchange fees payable and accrued audit fees which are expensed as incurred.

Income Tax

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company is a limited liability company with a single owner, Jump Holdings. The Company has elected to be treated as an association taxable as a corporation, effective as of its formation date. The Company is subject to both United States Federal income tax and State income tax. The Company has timely filed all Federal and State tax returns since inception in 2020.

The Company is subject to the accounting standard for uncertainty in income taxes. In accordance with ASC 740, the Company has evaluated tax positions taken or expected to be taken for all open tax years to determine whether the tax provisions are more likely than not to be sustained by the applicable tax authority. Based on this analysis, there were no tax positions not deemed to meet a more likely than not threshold and there are no uncertain tax provisions that require adjustment to the financial statements. Income tax returns filed or to be filed by the Company for its 2021, 2022, 2023 and 2024 tax years are subject to examination by the relevant tax authorities.

Measurement of Credit Losses on Financial Instruments

The Company measures credit losses using the current expected credit loss (CECL) method, when applicable. The Company recognizes an allowance for credit losses for financial assets carried at amortized cost to present the net amount expected to be collected. The allowance is based on the credit losses expected to arise over the life of the asset and is adjusted each period for changes in expected lifetime credit losses. The Company elects to use the collateral maintenance practical expedient when eligible. The practical expedient may be elected for contracts when the counterparty is contractually obligated to continue to fully replenish the collateral to meet the requirements of the contract and the Company reasonably expects the counterparty to continue to replenish the collateral.

The Company reviewed its receivable balances, including rebates receivable, receivables from broker-dealers, and receivables from related parties. The Company did not record an allowance for credit losses on any of these receivables as of December 31, 2024. The Company does not expect to settle any of the balances for an amount less than what is reported.

Receivables from broker-dealers. The Company's receivables include amounts receivable from unsettled transactions, deposits, and margin. Trades cleared through clearing organizations are settled daily. Because of this daily settlement, the amount of unsettled credit exposure is limited to the amounts owed to the Company for a short period of time. The Company reviews the credit quality of its counterparties.

Rebates receivable. The Company's rebates receivable consists primarily of rebates receivable from exchanges. These rebates receivables are limited to the amount owed to the Company for a very short period of time.

Receivables from related parties. Receivables from related parties are typically limited to the amount owed to the Company for a very short period of time as amounts are settled frequently between the Company and its affiliates.

(Expressed in U.S. dollars in thousands unless otherwise stated)

NOTE 3 Derivative Financial Instruments

As of December 31, 2024, the Company had the following open derivative positions:

(Number of contracts in whole numbers)

	Assets		Liabilities	
	Fair Value	Number of Contracts	Fair Value	Number of Contracts
Equity risk				
Futures contracts	11	32	-	-
Total	**$ 11**	**32**	**$ -**	**-**

Futures variation margin is included in Due from broker-dealers on the Statement of Financial Condition.

NOTE 4 Fair Value of Financial Instruments

Accounting standards define fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (otherwise known as the exit price). As required by this standard, financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. These inputs can be readily observable, market corroborated, or generally unobservable. The Company classifies fair value balances based on the observability of those inputs.

The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy defined by this standard are as follows:

Level 1 – Fair value is based upon quoted prices (unadjusted) for identical assets or liabilities in active markets in which the Company can participate. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 – Pricing inputs are other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reporting date. The Company does not hold any Level 2 securities as of December 31, 2024.

Level 3 – Pricing inputs include significant inputs that are generally less observable from objective sources. These inputs may be used with internally developed methodologies that result in management's best estimate of fair value. At each balance sheet date, the Company performs an analysis of all instruments subject to this standard and includes in Level 3 all of those whose fair value is based on significant unobservable inputs. The Company does not hold any Level 3 financial instruments as of December 31, 2024.

The Company's exchange-traded instruments are valued using quoted prices in active markets and are classified within Level 1 in the fair value hierarchy.

(Expressed in U.S. dollars in thousands unless otherwise stated)

The following table sets forth by level within the fair value hierarchy the Company's financial assets and liabilities that were accounted for at fair value on a recurring basis as of December 31, 2024.

	Fair Value Measurements using Fair Value Hierarchy		
	Level 1	Level 2	Level 3
Assets			
Securities owned, at fair value:			
Equity Securities	$ 19,698	$ -	$ -
Total securities owned, at fair value	$ 19,698	$ -	$ -
Futures	$ 11	$ -	$ -

	Fair Value Measurements using Fair Value Hierarchy		
	Level 1	Level 2	Level 3
Liabilities			
Securities sold, not yet purchased, at fair value:			
Equity Securities	$ 14,741	$ -	$ -
Total securities owned, at fair value	$ 14,741	$ -	$ -
Futures	$ -	$ -	$ -

The following table sets forth by level within the fair value hierarchy the Company's financial assets and liabilities that were not measured at fair value on a recurring basis as of December 31, 2024. The carrying value approximates fair value due to the short-term nature of the underlying assets of these financial assets and liabilities not measured at fair value.

		Fair Value Measurements using Fair Value Hierarchy		
	Carrying Value	Level 1	Level 2	Level 3
Assets				
Cash	$ 8,428	$ 8,428	$ -	$ -
Due from broker-dealers	39,055	-	-	39,055
Total Assets	**$ 47,483**	**$ 8,428**	$ -	**$ 39,055**
Liabilities				
Due to related parties	6,427	-	-	6,427
Total Liabilities	**$ 6,427**	**$ -**	**$ -**	**$ 6,427**

(Expressed in U.S. dollars in thousands unless otherwise stated)

NOTE 5 Due From Broker-Dealers

The Company clears all proprietary transactions through other broker-dealers. The amounts payable to broker-dealers are collateralized by the securities owned by the Company. Included in Due from broker-dealers are deposits, margin, and unsettled transactions. As of December 31, 2024, all securities held at other broker-dealers, which are included in Securities owned, at fair value, on the Statement of Financial Condition, are pledged as collateral for securities sold, not yet purchased, and payables to clearing brokers. As of December 31, 2024, the Company had the following amounts Due from broker-dealers included in the Statement of Financial Condition:

		As of December 31, 2024
Due from broker-dealers:		
Receivable from clearing brokers	$	39,055
Unsettled variation margin on futures contracts		11
Total	**$**	**39,066**

NOTE 6 Securities Owned and Sold, Not Yet Purchased

Securities owned and sold, not yet purchased, consisted of trading securities at fair value, as follows as of December 31, 2024:

		Securities owned, at fair value		Securities sold, not yet purchased, at fair value
Securities:				
Equity securities	$	19,698	$	14,741
Total	**$**	**19,698**	**$**	**14,741**

NOTE 7 Income Tax

Deferred income taxes reflect temporary differences in the recognition of revenue and expenses for income tax reporting and financial statement purposes. Components of the Company's deferred tax assets (liabilities) were as follows at December 31, 2024:

Deferred tax assets		
Net operating loss carryforward	**$**	1,757
Valuation allowance		(1,757)
Net deferred tax asset	**$**	-

(Expressed in U.S. dollars in thousands unless otherwise stated)

In assessing the realizability of its net deferred tax assets, management considers whether it is more likely than not that some portion or all the net deferred tax assets will be recognized. The ultimate realization of the net deferred tax assets is dependent upon the generation of taxable income during the periods in which temporary differences become deductible. The Company established a valuation allowance because it does not have a history of generating taxable income.

The Company files tax returns in the United States federal jurisdiction and in the state of Illinois. The tax years 2021 through 2024 remain open to examination by both taxing jurisdictions to which the company is subject. No examinations are currently open.

NOTE 8 Business Segments

The Company is engaged in a single line of business as a securities broker-dealer, which includes engaging in principal transactions that are done for the benefit or loss of the member. The Company has identified its Financial and Operations Principal ("FINOP") as the chief operating decision maker ("CODM"). The CODM evaluates the Company's performance and manages its operations using net income. Additionally, the CODM uses excess net capital (see Note 12), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as to reinvest profits or pay distributions to its Member. The Company's operations constitute a single operating segment and therefore, a single reportable segment because the CODM manages the business activities using information of the Company as a whole. Total assets for the Company as of December 31, 2024, are presented on the Statement of Financial Condition.

NOTE 9 Related Parties

The following table presents amounts Due to and from related parties as of December 31, 2024 and Shared service expense, net and Brokerage, exchange and clearance fees, net of rebates with related parties for the year ended December 31, 2024:

	Due to related parties	Due from related parties	
Jump Operations	$ 5,788	$ -	[Note 1]
Jump Systems	177	-	[Note 2]
Jump Futures	7	-	[Note 3]
Jump Trading	455	-	[Note 4]
Total	**$ 6,427**	**$ -**	

(Expressed in U.S. dollars in thousands unless otherwise stated)

[Note 1] The Company entered into a shared service agreement with Jump Operations in January 2022. The agreement covers trading community compensation expense, non-trading community compensation expense, and other various back office operating expenses, such as occupancy, professional services, and technology services, and shall continue unless cancelled by either party with thirty days' notice. Under the agreement, the Company pays its portion of allocated Jump Operations expenses. Outstanding balances are settled periodically in cash, but no later than ninety days after the end of the applicable calendar year.

The Company's equity market making activities are included in the Group's transfer pricing methodology and the Company receives reimbursement for the net loss generated by these activities as a result of the policy. Outstanding balances are settled periodically in cash, but no later than ninety days after the end of the applicable calendar year.

[Note 2] The Company entered into a shared service agreement with Jump Systems in January 2022. The agreement covers various technology infrastructure expenses and is automatically renewed annually unless cancelled by either party with sixty days' notice. Under the agreement, the Company pays its portion of allocated Jump Systems expenses plus a mark-up. Outstanding balances are settled periodically in cash, but no less than once a quarter.

[Note 3] Jump Futures makes payment to an exchange related to the Company's activity with the exchange. The Company then remits the same amount to Jump Futures. Jump Futures does not trade on behalf of the Company or provide clearing services. There is a payable of $7 related to this activity within Due to related parties on the Statement of Financial Condition as of December 31, 2024. Outstanding balances are settled periodically in cash.

[Note 4] The Company entered into a Jump Liquidity Platform agreement with Jump Trading in June 2022. This Agreement applies when participant uses (i) Jump Execution's order routing, market making platform(s), or execution algorithms to submit and execute orders, including modifications and cancellations of orders and (ii) any Jump Execution software, hardware, applications, interfaces, and/or network communication (collectively, the "Service"). Jump Trading is responsible for timely payment of all fees, costs, taxes and expenses associated with its access to and use of the Service as mutually agreed between Jump Execution and Jump Trading. There is a receivable of $32 related to this activity within Due to related parties on the Statement of Financial Condition as of December 31, 2024. Outstanding balances are settled periodically in cash.

Separately, Jump Trading makes payment to an exchange related to the Company's activity with the exchange. The Company then remits the same amount to Jump Trading. Jump Trading does not trade on behalf of the Company or provide clearing services. There is a payable of $487 related to this activity within Due to related parties on the Statement of Financial Condition as of December 31, 2024. Outstanding balances are settled periodically in cash.

The Company entered into an agreement with Jump Algorithms, LLC ("Algo") on January 1, 2022, whereby the Company assigns any intellectual property created by the Company to Algo in exchange for a nonexclusive license to Algo's intellectual property. There is no monetary exchange made by the Company to Algo for the use of their intellectual property. Either party may terminate the agreement, for any or no reason, upon written notice to the other party.

NOTE 10 Risks and Uncertainties

The Company is engaged in various trading activities with counterparties which primarily include broker-dealers, banks, and other financial institutions. The Company trades on centrally cleared exchanges as well as on other third party and proprietary trading platforms. In the event that the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument and/or the financial soundness of the clearing broker and the central clearinghouses. It is the Company's policy to periodically review, as necessary, the credit standing of each counterparty. Included in such counterparty-related risks as well as market risks are risks associated with potential operational malfunction of the proprietary trading platform of its affiliate group that is utilized by the Company.

The Company finances a significant portion of its securities transactions. The Company’s financing activities are sensitive to interest rates. As benchmark interest rates increase and decrease, these movements may have an impact on the resulting interest recorded by the Company and that impact may be material to the Company’s financial statements. Financing risks include the Company’s exposure to margin requirements in place with clearing brokers and counterparties, and the risk that ongoing financing arrangements may not be available in the future at rates that are commercially viable for the Company. Changes in margin requirements, including the related changes in fair value of investments, may result in the Company having to pledge additional margin or to sell securities to meet required margin. These activities may take place when market conditions are not optimal and may result in a realized loss on securities transactions and additional margin requirements with clearing brokers and counterparties. Increased market risk may also require additional margin to be posted. In addition to counterparty-imposed margin requirements, as a regulated broker-dealer, the Company also must comply with SEC-mandated Net Capital rules. Noncompliance with Net Capital rules could have a material negative impact on the Company.

Market risk is the potential for changes in the value of financial instruments. Categories of market risk include, but are not limited to, exposures to equity prices, interest rates, credit prices, and currency prices. Social network-based/crowd-sourced trading has resulted in new risk of severe and unexpected volatility in individual instruments that may have unforeseen consequences for holders of those instruments as well as for other instruments and market participants and therefore could negatively impact the Company. Market risk is directly impacted by volatility and liquidity in the markets. As a quantitative trading firm, the Company’s trading volumes may vary significantly on an intraday basis as a result of changing market and economic conditions. Intra-day and end-of-day positions may not be representative of trading volumes conducted by the Company during the trading day.

The Company relies on service providers, including some of which are affiliates of the Company, that are integral to its revenue generating activities. A disruption of services provided such as connectivity may have an impact on the financial results of the Company.

(Expressed in U.S. dollars in thousands unless otherwise stated)

The Company may invest directly in non-U.S. currencies, securities that are denominated in non-U.S. currencies, or in derivatives that provide exposure to non-U.S. currencies, and as such is subject to the risk that those currencies will decline in value relative to the U.S. dollar. Currency rates may fluctuate significantly over short periods of time for a number of reasons, including changes in interest rates, intervention (or the failure to intervene) by government entities, central banks or supranational entities, or by the imposition of currency controls or other geopolitical developments.

NOTE 11 Contingencies and Commitments

In the normal course of business, from time to time, the Company may be involved in legal or regulatory proceedings and/or inquiries concerning matters arising in connection with the conduct of its operations. In the Company's opinion, there are no matters that may ultimately result from such legal and regulatory actions which are expected to have a material adverse effect on the financial position, results of operations, or liquidity of the Company. The Company may enter into agreements with indemnifications in the normal course of business.

NOTE 12 Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1). The Company has elected to use the Alternative method for calculating the Net Capital Requirement. Under the Alternative method, the Company's statutory minimum net capital requirement is anticipated to be the greater of $250 or $2.5 for each security in which it makes a market based on the average number of such markets made during the 30 days immediately preceding the computation date pursuant to SEA Rule 15c3-1(a)(2)(iii) and 15c3-1(a)(4), respectively, of the Net Capital Rule. Under no circumstances shall the firm have net capital less than that required by the provisions of SEA Rule 15c3-1(a)(2)(iii) or be required to maintain net capital of more than $1,000 unless required by SEA Rule 15c3-1(a). As of December 31, 2024, the Company had net capital of $37,401 which was $37,151 in excess of its required net capital of $250.

NOTE 13 Subsequent Events

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2024 through March 3, 2025, the date the financial statements are issued. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements.